As filed with the Securities and Exchange Commission on July 20, 2000

                                                     Registration No. 333- 36966

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      PRE-EFFECTIVE AMENDMENT NO. 1 TO THE
                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933



                                SD PRODUCTS CORP.
                       -----------------------------------
             (Exact name of registrant as specified in its charter)


Florida                  6159                522298               65-0790763
-----------------    -----------------    ------------------    ---------------
(State or Other      (Primary Standard    (North American       (IRS Employer
Jurisdiction of      Industrial           Industry              Identification
Incorporation or     Classification       Classification        ("EIN") Number)
Organization)        ("SIC") Number)      Number System
                                          ("NAICS") Number)

                     ---------------------------------------

                              2958 Braithwood Court
                             Atlanta, Georgia 30345
                                 (770) 414-9596
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
   ---------------------------------------------------------------------------

Copy To:

                         Carl N. Duncan, Esq.
                         Duncan, Blum & Associates
                         5718 Tanglewood Drive
                         Bethesda, Maryland 20817
                         (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x].

                         CALCULATION OF REGISTRATION FEE

Title of Each Class                   Proposed Maximum  Proposed Maximum  Amount of
of Securities to be     Amount to be  Offering Price    Aggregate         Registration
   Registered           Registered    per Share         Offering Price        Fee
--------------------    -----------   ---------------   ----------------  ------------
Shares of Common        1,800,000
    Stock                Shares          $1.00            $1,800,000        $475
=====================   ==========   ================== ================ =============

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

       Disclosure of Alternative Used: Alternative 1 |X| Alternative 2 |_|

                  PRELIMINARY PROSPECTUS DATED JULY _____, 2000

                                   PROSPECTUS

                                SD PRODUCTS CORP.
                  2958 Braithwood Court, Atlanta, Georgia 30345
                                 (770) 414-9596

     Offering 100,000 - 1,000,000 shares of common stock at $1.00 per share


Company Information

o We provide a lending source for the purchase of leased automobiles and limousines. We intend to qualify our shares for quotation on the NASDAQ Bulletin Board concurrently with the date of this prospectus.

Terms of the Initial Offering Period

o The initial offering period will be up to 2 months from the date listed in this prospectus unless it is terminated earlier or, our by sole discretion, it is extended up to seven additional months.

o During the initial offering period, we will sell shares at $1.00 per share with the minimum purchase being $500 (500 shares). Since there is no selling commission, all proceeds from the sales will go to the company.

o This offering is being made by the company through our only principal director, Mark A. Mintmire without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account with Duncan, Blum & Associates, Bethesda, Maryland.

o If we do not sell a minimum of $100,000 of shares during the initial offering period, we will return all money from shares sold with interest.

Additional Shares Being Offered

o Some of our stockholders are offering an additional 800,000 shares. We will not, however, receive any proceeds from the sale of shares by the members of the company.

IMPORTANT INFORMATION

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No one is authorized to give any information not contained in this prospectus in connection with this offering and, if given, you should not rely on this information. This prospectus should not be considered an offer to any person to whom such an offer would be unlawful.

Carefully consider the risk factors beginning on page 7 of this prospectus.

          Do not assume all information in this prospectus is correct or will continue to be correct in the future on the basis
                   of its delivery or any sale made from it.

Until September ___, 2000 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               August_______, 2000

Information   contained  herein  is  subject  to  completion  or  amendment.   A
Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             Investment Requirements

     The purchase of a subscription for shares is subject to the following conditions:

1. The minimum initial purchase is $500. There is no limit to the number of shares you may purchase, except as limited by regulations for the state in which you live.

2. You meet must meet certain requirements in order to purchase the shares offered in this prospectus. You must indicate in the Subscription Agreement and Power of Attorney that you have either a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or a net worth of at least $50,000 (also exclusive of home, furnishings and automobiles) and an annual adjusted gross income of not less than $25,000.

3. If you are representing a pension, profit-sharing plan, trust, tax-deferred or tax-exempt entity (including retirement plans) you must indicate that you are authorized to make purchases on behalf of the plan and that such an investment is not prohibited by law or the plan's governing documents.

4. We have the right to reject any subscription. All subscriptions received are irrevocable.

5. We must have reasonable grounds to believe, on the basis of information you have provided us concerning your financial situation, that you are able to benefit the company with your investment. You must, in addition, be able to sustain a possible loss of your entire investment.






                   [Balance of Page Intentionally Left Blank.]

                                Table of Contents

Descriptive Title                                                        Page

INVESTMENT REQUIREMENTS..................................................4
PROSPECTUS SUMMARY.......................................................6
SUMMARY FINANCIAL DATA...................................................7
RISK FACTORS.............................................................7
RELATED PARTY TRANSACTIONS...............................................10
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT.....................11
SELLING SHAREHOLDERS.....................................................11
APPLICATION OF PROCEEDS..................................................13
CAPITALIZATION...........................................................14
DILUTION.................................................................15
THE COMPANY..............................................................16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS....................................22
ABSENCE OF CURRENT PUBLIC MARKET AND DIVIDEND POLICY.....................24
DESCRIPTION OF CAPITAL STOCK.............................................24
ERISA CONSIDERATIONS.....................................................25
LEGAL MATTERS............................................................26
EXPERTS..................................................................26
AVAILABLE INFORMATION....................................................26
APPENDIX I (FINANCIAL STATEMENTS)........................................I-1

                               Prospectus Summary

            The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."


The Company         SD Products Corp. was incorporated in Florida on October 20,
                    1997. Our objective is to become a dominant provider of automobile lease financing for credit-impaired car buyers.
                    We plan to conduct business initially in Florida and Georgia and later opening up to selected areas nationwide. We intend to, eventually, be able to provide a full spectrum of lease financing services for our clients.

Securities Offered  Maximum amount of shares offered  ($1,000,000):
by the Company      1,000,000 shares at $1.00 per share

                    Minimum amount of shares offering ($100,000): 100,000 Shares at $1.00 per Share.

Offering            Initial:  We will begin to sell shares on the date listed on
Period(s)           the cover of this prospectus.  During  this initial offering period,  we may continue to offer shares for up to 9 months.
                    This  initial  offering  period  will close once the minimum
                    $100,000 in shares is sold and we close the escrow  account.
                    If the minimum $100,000 in shares is not sold, we will return all proceeds to the investors without interest.

                    Continuous: If we do not sell the maximum $1,000,000 in shares during the initial offering period, we will update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued. During this continuous offering period, we will sell subscriptions for shares at $1.00 per share until a market develops for the shares. We will then sell the shares at the prevailing market rate.

Proceeds Held       There is no assurance  that  interest  will be earned on the funds in the escrow account. If interest is earned, it will be returned to investors only if the $100,000 minimum in shares is not sold.

                    Proceeds from these sales will not be paid to the company until the $100,000 minimum in sales is achieved. Investors are reminded that, given the 9-month duration of the initial offering period, investments may be held in escrow until the end of the initial offering period.

Minimum             The minimum purchase is $500.
Subscription

Risks and           This  investment  involves substantial risks  due in part to
Conflicts of        the costs which we  will incur and  the  highly  speculative
Interest            nature  of  the automobile leasing business.  Risks inherent in  investing  in  the  company  are  discussed  under "Risk
                    Factors."

Plan of             The  shares are being offered directly by  Mark A. Mintmire,
Distribution        the sole principal of the company.

Application of      The  proceeds  of  the  offering  are expected to be used to
Proceeds            continue  business  operations  and  expand the scope of the lines.  In  the  event  we  receivemore  than  the  $100,000 minimum, we intend business with particular emphasis on enhancing our credit to be more aggressive in implementing our business plan.

                             Summary Financial Data

            The following is a summary of the financial data contained in this prospectus. This information reflects the our operations for the period from inception to March 31, 2000.

          o           Current assets                       $7,893
          o           Noncurrent assets                         0
          o           Current liabilities                       0
          o           Gross Revenues                            0
          o           Gross Profit                              0
          o           Loss from continuing operations    ($15,387)
          o           Net loss                           ($15,387)


                                  Risk Factors

     Before making an investment, you should consider carefully the following risk factors.

            We are a new company in its development stage. Our main efforts thus far have been geared toward raising funds in order to continue to grow and do business. You should, therefore, be aware of the difficulties normally encountered by a new, developing company. At present, most of these conditions presented below are beyond our control or at least cannot be predicted at this time. The likelihood that we will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which we will operate.

1. Lack of Net Worth. As of March 31, 2000, our total assets consisted of a loan of $6,000 plus $205 in accrued interest for a total net worth of $7,893. In addition, the Company's working capital is presently minimal and there can be no assurance that our financial condition will improve. Our success is dependent upon our obtaining additional financing in order to arrange a large volume of direct automobile lease financing directly to consumers. There is no assurance that we will be able to obtain additional liens or equity financing from any source.

2. No Client Base. While we intend to engage in the automobile lease finance industry, we currently have no clients and there can be no assurance that we will be successful in obtaining clients by marketing in the Palm Beach and Broward Counties (Florida) as planned. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale.

3. Proceeds from Sale of Shares May be Inadequate. If we receive significantly less than the $1,000,000 maximum, we may not have the funds to continue with our operations. Without an infusion of capital or profits, we do not expect to continue doing business after 6 to nine 9 months from the date of this prospectus.

4. Self-underwritten Offering. Because there is no firm commitment for the purchase of shares, there can be no assurance that we will sell the intended $1,000,000. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly no commitment exists by anyone to purchase any shares and, consequently, we can give no assurance that any of the shares will be sold. In fact, the risk is greater in this case since Mr. Mintmire has not previously conducted a self-underwritten offering (meaning without the use of broker-dealers).

5. Offering Subject to the Minimum. While we are offering a maximum of $1,000,000 worth of shares, this offering is subject to a $100,000 minimum. If we do not achieve this minimum within 9 months, we will terminate the offering and return all proceeds from sales at that point (with pro rata interest).

6. Unforeseen Costs . There can be no assurance that we have correctly estimated the costs for establishing a client base or for obtaining a substantial volume of direct automobile lease financing directly with consumers. Therefore, we may expend significantly more funds than anticipated without expanding the business.

7. No Current Plans to Pay Dividends. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. It is not, however, currently within our plans to pay dividends, either now or for the foreseeable future. We may be restricted from paying dividends to our shareholders under future credit or other financing agreements. The amount and frequency of dividends distributed to shareholders is solely within the management's discretion. At present, we will retain any earnings for the operation and expansion of the business. Moreover, no assurance can be given that our services and products will be accepted in the marketplace or that there will be sufficient revenue generated for us to be profitable.

8. Competition. The market for financing "credit-impaired" and "sub-prime" car buyers is highly competitive. Our competitors include local, regional and national automobile dealers, used car finance companies and other sources of financing for automobile purchases, many of which are larger and have greater financial and marketing resources than we do. Historically, commercial banks, savings and loan associations, credit unions, captive finance subsidiaries of automobile manufacturers and other consumer lenders, many of which have significantly greater resources, have not competed for financing for credit-impaired used car buyers.

9. Growth. We expect to expand through internal growth, by granting franchises and through acquisitions. We also plan to expand our business from its current location and by entry into other markets. There can be no assurance that we will be able to create or maintain a market presence. Our ability to grow will depend on the availability of working capital to support such growth existing and emerging competition and our ability to maintain sufficient profit margins in the face of an increasingly competitive industry. We must also successfully manage costs, adapt our systems to accommodate growth and recruit and train qualified personnel. In order to protect ourselves and our shareholders, we must attempt to successfully indemnify ourselves against any claims made by our independent franchises. Despite any efforts to minimize the risk of liability, there can be no assurance that a claim will not be made against the us, nor that our indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to any claim..

10.  Reliance on Personnel. Our business is dependent upon two individuals: Mark
     A. Mintmire, our sole director and executive officer and Charles Adams our key consultant. Since Mr. Mintmire has no experience in the automobile leasing business, our success is greatly dependent upon the expertise of Mr. Adams, who has approximately three years of relevant experience. At present, it is estimated that the time devoted by each individual to manage the day-to-day affairs of the business will be approximately five to ten hours per week. This time commitment is expected to increase at such time as we obtain sufficient funding with which to begin the search for leases to finance. Similarly, future members of management may have professional responsibilities to other entities. The departure or disabling of either of these individuals could have a material adverse effect on our performance. Our success also depends on our ability to attract, retain and motivate qualified personnel.

11. Conflicts of Interest. Conflicts of interest may arise in the future if our executive officers and directors are involved in the management of any company which transacts business or competes directly with us. Mr. Adams, who is the president and manager of his own lease finance company will divide his time and effort between this company, his existing employment agency and his other business obligations.

12. Broad Discretion of Management with Regard to Application of Proceeds. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse affect on the profitability of the company.

13. Financing Future Activities. Our future accumulation of debt could have a positive or an adverse impact on the shareholders. While we currently have no long-term debt, we anticipate using the proceeds of this offering to finance our future activities. We may issue debt securities from time to time, subject to compliance with applicable securities law and possible future credit or other financing agreements.

14. Need to Re-Sell Acquired Receivable in the Secondary Markets. We intend to bundle together a number of automobile lease financing receivables for the purpose of re-selling them in public and private offerings by an institutional investors and individuals. This reselling will provide us with additional working capital. There is no assurance, however, that we will be successful in trying to re-sell these "bundled" securities in the secondary market.

15. Governmental Regulations. Federal, state and local regulation and supervision requires us to limit interest rates, fees and other charges related to finance contracts. The interest rates and fees we charge may in the future may be lower than those we currently charge. If this instance occurs, our financial condition, results of operations or cash flows may be adversely affected.

16. Sensitivity to Interest Rates. The revenues we generate will be derived from a profit made from paying a low interest rate on the money we borrow to buy contracts while charging a higher interest rate on the contract itself. While the finance contracts that we service bear interest at fixed rates, our indebtedness generally bears interest at floating rates. In the event our interest expense increases, we would seek to compensate for these increases by raising the interest rates on new finance contracts. To the extent we are unable to do so because of legal limitations or otherwise, the net margins on our finance contracts would decrease, thereby adversely affecting our financial condition.

17. Seasonal Variations and Business Cycle Exposure. We expect to experience higher revenues in our first and second quarters because of an observed correlation between federal income tax refunds and their use as down-payments on the purchase of new and used automobiles. In addition, we expect to experience lower revenues in the third and fourth quarters due to lower overall economic activity. The automobile industry historically experiences  cyclical growth which follows  general  economic  cycles.  The automobile industry is greatly influenced by consumer confidence, employment rates, general economic conditions, interest rates, levels of personal discretionary spending and credit availability. There can be no assurance that the automobile industry will not experience protracted periods of decline in sales in the future. Any protracted declines will have an adverse negative impact on our financial condition and results of operations.

18. Monetary Reserve for non-payables. We expect to receive payments on the automobile lease financing receivables on a timely basis. However, the nature of the sub-prime lending market will require that the we plan for a monetary reserve to be held in case payments are not received on a timely basis. In the event that this reserve increases substantially, our working capital will be negatively impacted directly impairing operations.

19. Absence of Public Market for Shares. Our shares of common stock are not registered with the U.S. Securities and Exchange Commission. There is no public market for the shares and no assurance that one will develop. No assurance can be given that if a market for these shares develops, it will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of Shares only as a long-term investment.

20. Arbitrary Offering Price; Dilution. The common stock's price per share in this offering has been arbitrarily determined by our Board of Directors and bears no relationship to our assets, book value or net worth. Our offering price per share is substantially in excess of the net tangible book value as a "start-up" company. This offering will result in immediate and substantial dilution of the net tangible book value per common share. If you purchase shares offered by this offering, you will experience immediate dilution based on the difference between the subscription price and the net tangible book value per common share. During at least the initial offering period, you will pay $1.00 per share which, upon completion of this offering, will have a net tangible book value of approximately $0.07 if the $100,000 minimum offering is achieved and $0.49 if the $1,000,000 maximum offering is achieved.

21. No Secondary Trading Exemption. In the event a market develops for our shares, secondary trading in the common stock will not be possible in each state until the shares of common stock are qualified for sale under the applicable securities laws of that state or we verify that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the stock will qualify for secondary trading or that we will qualify for an exemption for secondary trading in any state. If the we fail to obtain an exemption for the secondary trading of the common stock in any particular state, the shares of common stock could not be offered, sold to or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading of our common stock, a public market for the common stock will fail to develop and the shares could be deprived of any value.

22. Possible Adverse Effect of Penny Stock Regulations. In the event a market develops in for our shares and a secondary trading market also develops, the common stock is expected to come within the meaning of the term "penny stock" because the shares are issued by a small company, are priced under five dollars and are not traded on NASDAQ or on a national stock exchange.

     The SEC has established risk disclosure requirements for any sellers participating in penny stock transactions as part of a system. The SEC obligates a seller to satisfy special sales practice requirements:

     1. The seller must make an individual, written suitability determination of each purchaser.
     2. The seller must receive the purchaser's written consent prior to the transaction.
     3. Prior to a transaction in a penny stock, the seller must deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market.
     4.   The seller must provide the purchaser with:

          a.   a current bid and offer quotations for the penny stock;
          b.   any compensation the seller received for the transaction; and
          d. monthly account statements showing the market value of each penny stock held in the customer's account.

     For so long as the Company's common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, which develops.


                           Related -Party Transactions

     The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Principals

Owner                        Date Issued      No. of Shares        Notes
--------------               ----------       -------------        ------------------
Mark A. Mintmire,            10/20/97         2,000,000            Issued for services performed in setting up the company.
President and Treasurer
                                                                   Owns approx. 71.43% of outstanding common stock
Donald F. Mintmire,          6/24/98          17,500               Issued for cash of $875.
Legal Counsel
                                                                   Also owns approx. .63% of outstanding common stock.
Charles Adams,               10/20/97         100,000              Issued for services performed in setting up the company.
Key Consultant                                (valued at $10)
                                                                   Also owns approx. 3.57% of outstanding common stock.

            We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

            Although we have a very large amount of authorized but unissued common and preferred stock, we intend to reserve this stock to implement continued expansion of the business.

Business with Affiliates of the Company

            We have only done business with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction. Mr. Adams, who is not presently a director, has agreed, in the event that he is elected to serve as a director in the future, he would abstain from voting on any related party contract or transaction involving his existing business. Nevertheless, it would still be possible for the Board of Directors, to authorize such a contract or transaction with Mr. Adams' existing business agency or any other affiliate even if the terms were unfair to the company.

            We do not intend to use the proceeds from this offering to make payments to any promoters, management (except as salaries, benefits and out of pocket expenses) or any of their affiliates. We have no present intention of acquiring any assets by any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership interest. Existing conflict of interest provisions are set forth in the Amended Articles of Incorporation for the Company. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management this information will be disclosed to the shareholders.

            There are no arrangements or agreements between non-management shareholders and management under which non- management shareholders may directly or indirectly participate in or influence company affairs.


              Fiduciary Responsibility of the Company's Management

            Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. (For example, management cannot commingle the company's property with the property of any other person, including that of management.)

            The SEC stated that, to the extent any exculpatory or indemnification provision includes indemnification for liabilities arising under the Securities Act of 1933, it is the opinion of the SEC that this indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.

            According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suites in federal court to enforce their rights under federal securities laws. Shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover any such losses from a corporation's management where the losses result from a violation of SEC rules. It should be noted, however, that it would be difficult to establish a basis for liability that we have not met these SEC standards. This is due to the broad discretion given the directors and officers of a corporation to act in its own best interest.


                              Selling Shareholders

            The shareholders listed below are offering a total of 800,000 shares in addition to the 1,000,000 shares being sold by the company. The shareholders (not the company) will receive the proceeds from the sale of their individual shares.

            The only selling shareholders who have held a position, office, or had any other material relationship with the company during the previous three years are Charles Adams, as our key consultant, and Donald F. Mintmire as our legal counsel. Each selling shareholder is offering all of the common stock that they own.

                                                                                                 Amount of
Name of  Owner             Address of Owner                          Shares Being Sold         Percent of Class )
--------------             -----------------                         ------------------        ----------------
Charles Adams              219 Almeria                                     100,000                   .03571
                           West Palm Beach, Fl 33405

Brannon C. Amtower         594 Wilbledon Road NE - Apt 6722                20,000                    .00714
                           Atlanta, GA 30324

Angela Bartolota           4309 W. Atlantic Boulevard - # 908              17,500                    .00625
                           Coconut Creek, Fl. 33066

James Brock                1933 Radar Road N.E.                            20,000                    .00714
                           Atlanta, GA 30345

Kevin Bell                 299 Northside  #605                             20,000                    .00714
                           Atlanta, GA 30309

Kimberley Brown            4371 Winters Chapel Road - # 2826               17,500                    .00625
                           Doraville, GA 30380

Michael Bunn               848 Myrtle Street N.E.                          17,500                    .00625
                           Atlanta, GA 30303

A. Rene Dervaes, Jr.       170 South Country Road                          17,500                    .00625
                           Palm Beach, Fl 33480

Marie Evans                2583 McCurdy Way                                17,500                    .00625
                           Decatur, GA 30033

Rodney Ford                2281 Clifton Springs Road                       20,000                    .00714
                           Decatur, GA 30334

Jennifer Froehlich         928 Rosenal Road                                20,000                    .00714
                           Atlanta, GA 30306

Mark Gallagher             1238 Kendrick Road N.E.                         17,500                    .00625
                           Atlanta GA 30319

Marco Gollarza             333 Edgewood Avenue                             17,500                    .00625
                           Atlanta, GA 30312

Melinda Gore               2409 Chastain Drive                             17,500                    .00625
                           Atlanta, GA 30342

Mathew Hann                370 Alberta Terrace - #6-1                      17,500                    .00625
                           Atlanta, GA 30305

Roxanne Hemmerlein         1342 Eddy Road                                  20,000                    .00714
                           Jacksonville, Fl 32211

Erin Hess                  10005 Greenwood Avenue -- #3                    17,500                    .00625
                           Atlanta,GA 30306

Scott Jackson              366 Barnett Street NE                           20,000                    .00714
                           Atlanta, GA 30306

Brian S. Jansma            1825 Charline NE                                20,000                    .00714
                           Atlanta, GA 30306

Christina Kelly            676 Myrtle Street                               17,500                    .00625
                           Atlanta, GA

Legal Computer Technology, 277 Royal Poinciana Way -- #195                 17,500                    .00625
Inc.                       Palm Beach, FL 33480

Kerry Matheiu              740 NW 103 Terrace                              17,500                    .00625
                           Pembroke Pines, Fl 33325

                                                                          Amount of
Name of  Owner             Address of Owner                          Shares Being Sold         Percent of Class (1)
--------------             -----------------                         ------------------        ----------------

Mary C. McGowan            2057 Jordan Terrace N.E.                        20,000                     .00714
                           Atlanta, GA 30345-231

Meka McNeal                7202 Trolley Aquare Crossing                    17,500                     .00625
                           Atlanta, GA 30305

Samuel Melice II           600 Davis Road North -- #87                     17,500                     .00625
                           Palm Springs, FL 33461

Donald F. Mintmire         205 Sunrise Avenue - #204                       17,500                     .00625
                           Palm, Beach, FL 33480

Amy Moss                   1406A Druid Valley Drive                        17,500                     .00625
                           Atlanta, GA 30379

Lionel Obriot              980 Taft Avenue -- #11                          17,500                     .00625
                           Atlanta, GA 30309

Ocean Group                205 Sunrise Avenue - #204                       17,500                     .00625
Holdings, Inc.             Palm Beach, Fl 33480
Douglas Paxton             258 8th Street N.E.                             17,500                     .00625
                           Atlanta, GA 30309

Cindy Pelierin             1570 Dekalb - #P                                20,000                     .00714
                           Atlanta, GA 30307

Sammy Peroulas             1825 Charline Avenue                            20,000                     .00714
                           Atlanta, GA 30306

Forrest Pitt               752 Glenwood Avenue S.E. -  # 615               17,500                     .00625
                           Atlanta, GA 30316

William Ragsdale           1515 N. Highland  -- #3                         20,000                     .00714
                           Atlanta, GA 30305

Shannon Russel             500 Means Street -- Studio H                    17,500                     .00625
                           Atlanta, GA 30318

John Stagl                 106 Barefoot Coove                              17,500                     .00625
                           Hypoluxo, FL

Julia Taylor               5022 Roderick Trave                             20,000                     .00714
                           Marietta, GA 30056

Geoffrey Watson            5022 Rodrick Trace                              20,000                    .00714J
                           Marietta, GA 30058

Jerry Weldon               685 W/ Wesley Road                              17,500                     .00625
                           Atlanta, GA 30305                               ------                     ------

                                                       Total              800,000                    28.5712%
                                                                          =======                    =======


                             Application of Proceeds

            Net proceeds from the sale of the shares of common stock are estimated to be $965,050 if the $1,000,000 maximum number of shares is sold and $65,050 if only the $100,000 minimum number of shares is sold. We, will not receive any money from the sales of shares by the selling shareholders.

            These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit and providing collateral for fleet financing. In the event that more than the minimum is sold, we intend to also develop company operations, personnel and projects. None of the estimates or include income from revenue. We anticipate receiving income from our day-to- day operations, but there can be no assurance that this income will be enough to generate a positive cash flow before the sales from this offering are expended.

                                                            Gross Proceeds (1) (2)

                                    $100,000                   $550,000                 $1,000,000
                                    --------                   --------                 ----------
                                Dollar   Percentage       Dollar    Percentage       Dollar    Percentage
                                Amount                    Amount                     Amount
                                ------   ----------       ------    ----------       ------    ----------
Offering Expenses              $34,950     34.95%         $34,950      6.35%         $34,950      3.49%

Financing and                   55,050     55.05%         490,050     89.10%         920,050     92.01%
Funding

Working Capital                 10,000     10.00%          25,000      4.50%          45,000      4.50%
                                ------     ------          ------      -----          ------      -----
Gross Proceeds                 100,000    100%            550,000    100%          1,000,000    100%
                              ========    ====            =======    ====          =========    ====
Less Offering                   34,950                      34.95                     34,950
                                ------                      -----                     ------
Expenses

Net Proceeds                   $65,050                    $515,050                  $965,050
                               =======                    ========                  ========

------------------------------
(1) We project that we will pay $50,000-$75,000 of capital received from this offering for employee salaries (and thus from 50 % at the minimum offering to 5% at the maximum).

(2) In order to begin our operations, we incurred costs for equipment, printing, etc.,which have been paid by Mark A. Mintmire. We do not intend to reimburse Mr. Mintmire for these costs.

     We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

                                 Capitalization

            The following table shows the our capitalization as of March 31, 2000 and the pro forma capitalization on the same date. This information reflects the sale of the 100,000 shares offered for estimated net proceeds of $0.65 per share. This information also indicates the sale of 1,000,000 shares offered for estimated net proceeds of $0.97 per share.

                                                                              As Adjusted
                                                                              -----------
                                                                 Actual    Minimum    Maximum
                                                                -------    -------    --------
Shareholders' equity

Common stock, $.0001 par value; 50,000,000
     Shares authorized; 2,800,000 Shares issued
     and outstanding; 2,900,000 (Minimum) and
     3,800,000 (Maximum) Shares to
     be issued and outstanding, as adjusted                     $    280   $    290   $    380

Additional Paid-in capital                                        22,930     88,150    988,060

Deficit accumulated during the development stage                 (15,387)   (15,387)   (15,387)
                                                                 --------   --------   --------
Total Shareholders' equity and total capitalization             $  7,893   $ 72,963   $973,053
                                                                  ======    =======    ========

                                    Dilution

            The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by the present shareholders of the company.

                         Dilution for $100,000 Offering

Initial public offering price per Share (1)                                              $1.00   (100.0%)

            Net tangible book value per Share before offering     0.003   (0.3%)
            Increase per Share attributable to new Shareholders   0.027   (2.7%)

Pro forma net tangible book value per Share after offering                               $0.03       (3%)
                                                                                         ------
Total dilution per Share to new Shareholders                                             $0.97      (97%)
                                                                                         =====


                            Shares Purchased            Total Consideration
                            ----------------            -------------------
                                                                                Average Price
                          Number        Percent        Amount      Percent      Per Share
                          --------      ------         ------      -------      -------------
Existing Shares           2,800,000      96.60          23,210     18.84            0.008
New Shares                  100,000       0.40         100,000     81.16            1.00
                            -------       ----         -------     -----            ----
                          2,900,000     100.00         123,210    100.00            0.04
                          =========     ======         =======    ======            ====


                        Dilution for $1,000,000 Offering

Initial public offering price per Share (2)                                              $1.00   (100.0%)

            Net tangible book value per Share before offering     $0.003  (0.3%)
            Increase per Share attributable to new Shareholders   $0.257  (2.57%)

Pro forma net tangible book value per Share after offering                               $0.26     (2.6%)
                                                                                         -----
Total dilution per Share to new Shareholders                                             $0.74      (74%)
                                                                                         =====



                            Shares Purchased            Total Consideration
                            ----------------            -------------------
                                                                                Average Price
                          Number        Percent        Amount      Percent      Per Share
                          --------      ------         ------      -------      -------------
Existing Shares           2,800,000      73.6             $23,210    2.3        $0.008

New Shares                1,000,000      26.4           1,000,000   97.7         1.00
                          ---------      ----           ---------   ----         ----
                          3,800,000     100.00         $1,023,210  100.00       $0.269
                          =========     ------         ==========  ======       ======

                                   The Company

Introduction

            SD Products Corp. was organized under the laws of Florida on October 20, 1997 by Mr. Mark A. Mintmire, our executive officer and director. The purpose of the business is to provide a lending source for the purchase of leased automobiles and including limousines, We plan to conduct business initially in Florida and Georgia later opening up to selected areas nationwide. We intend to, eventually, be able to provide a full spectrum of lease financing services for its clients.

Business Objective

            Our objective is to become a dominant provider of automobile lease financing for the sub-prime and credit- impaired car buyer. This market is comprised of those car buyers with credit risks that would not be acceptable to major lenders including officials of car manufacturers like GMC or Ford Motor Credit.

            Our services will be initially be offered in Palm Beach and Broward Counties, Florida; expanding to Atlanta, Georgia and then to adjacent counties in south Florida and eventually throughout Florida, Georgia and selected areas nationwide. To achieve this objective, we intend to provide a comprehensive package of automobile lease financing programs to both dealerships and individuals, focusing on Palm Beach and Broward Counties which have high growth opportunities.

     o    The Initial Phase of Operations

     This phase will consist of development of business opportunities in Palm Beach and Broward Counties, Florida. After funding, this phase is expected to take about six months. We believe it will include enough funding to generate cash flow to fund those operations.

     o    Medium Term Operations

     This medium term operation will consist of additional funding and open additional operations in new locations. This phase is expected to begin immediately after the initial phase.

            Our primary revenues will be based upon our ability to purchase discounted automobile lease contracts and receivables from car dealers. Our secondary revenue source will come from the interest charged to purchasers we finance directly.

            We intend to bundle the automobile lease financing receivables we acquire into pools of securities for the purpose of offering such pools for sale in the secondary market via a public and/or private offering or through the sale to an institution or individual buyer. This re-selling of receivables will enable us to reuse the cash which we will re-commit to the purchase additional automobile leases and contracts or to use to finance sub-prime and credit-impaired clients on an individual basis.

Expenditures

     Our primary direct costs will be as follows:

     o Salaries to Mr. Adams and Mr. Mintmire (payroll cost, actual or deferred)
     o    Marketing and sales related costs
     o    Employment related taxes
     o    Health benefits.

Business Activity to Date

            We have conducted no business operations except organizational and fund-raising activities since inception. We have had no employees. We received proceeds in the amount of $23,000 from the sale of a total of 800,000 shares of common stock, $.0001 per value per share. These offerings were made in the State of Georgia and the State of Florida respectively in April and June 1998.

Facilities

            We currently own no property. We maintain our present office, rent free, at facilities provided by Mr. Mark. Mintmire. We anticipate continued use of this office on a rent-free basis for the foreseeable future. This arrangement will meet our needs while we are in the development stage. Assuming we obtain the necessary additional financing, we believe we would be able to locate adequate commercial facilities at reasonable rental rates in Palm Beach County suitable for our future needs.

Expansion

            In the event we are successful in securing the additional financing for long term expansion, we plan to seek out acquisitions of businesses which we believe will complement our overall strategy inside and outside of Florida. We eventually intend to expand operations to encompass the entire United States. At such time as we enter the automobile lease finance market outside of Florida, we will be required to comply with applicable regulations on a state-by-state basis.

     o    Within Florida

          If we are able to generate enough revenue during this offering, we plan to open one additional office in Florida each quarter until we have four operating offices. The third office will be located in Martin County since that is immediately adjacent to Palm Beach and Broward County. We will open the fourth office in Dade County. Mr. Adams will manage these operations. Management plans to closely monitor company operations for approximately one year. If each of the operations is capable of sustaining itself, we intend to seek additional financing through the offering of additional equity securities, conventional bank financing, small business administration financing, venture capital and the private placement of corporate debt.

     o    Outside of Florida

          We intend to open the first office outside of Florida in Atlanta, Georgia. Mr. Mintmire already has an operation in that area and is familiar with the business environment there. Mr. Mintmire will oversee the Atlanta and generally oversee the Florida operation.

          We believe that the additional funding from this offering should be sufficient to cover these increased costs for up to nine months. These funds will be used to open a third and fourth Atlanta office during the next two quarters, then into expand into Martin County and Indian River County. It is also our intention, to increase advertising and promotional costs and add a regional manager to oversee these additional operations. In addition, to be competitive with other automobile lease finance companies, we must implement an employee benefit program. We believe that this expansion could achieve similar economies on the same scale as those anticipated by the Palm Beach, Broward and Dade Counties expansion.

     o    Acquisitions

          Management expects to increase our market penetration through internal expansion and thereafter through selected acquisitions. These acquisitions could include both new and used car dealerships as well as financing companies. We believe that, in the current market, expansion into markets beyond the state of Florida could be especially attractive because it is believed that the internal structuring of a successful operation in Florida can be replicated in other selected geographic areas with high growth opportunities. However, such expansion presents certain challenges and risks. There is no assurance that the Company, even if it is successful in establishing a presence in its targeted markets, will be able to profitably penetrate these markets.

          We may also seek to expand by acquisitions of unrelated companies which engage in related services such as industrial equipment financing, aircraft lease financing and aircraft equipment financing. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates since these transactions require that certified financials be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why we intend to expand through internal operations through the short and medium term. When we do seek acquisitions or mergers, we will limit the search to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

     o    Reverse Merger as a Means of Expansion

          In order to aid our ability to expand, we may seek a reverse merger with a larger, public company. While we have no present intention to seek such a merger, if an appropriate vehicle were to become known, the Board of Directors would consider such a merger.

     o    Risks Associated with Expansion

          The potential investor should be aware that we may incur large liabilities which would increase as our geographic coverage expands. Further, the Company believes that such expansion will place the Company in a position to be a major force in the lease purchase financing/funding industry in Florida and Georgia. If such expansion is implemented, Mr.
     Adams and Mr. Mintmire believe that they will be able to oversee the operation with the addition of the contemplated regional manager.

Sales and Marketing

              We intend to employ a three-pronged marketing approach. This approach consists of direct sales, opening franchises and forging strategic alliances. This multi-channel approach should allow us to more quickly access large pools of automobile lease finance receivables, develop regional awareness and ultimately become a market leader.

     o    Direct Sales

          Our initial marketing efforts will be in the area of direct sales to automobile purchasers. We believe Mr. Adams will be able to secure our client base. However, we expect to employ qualified sales personnel to establish new customer accounts. We will present quality presentations and follow-up with the clients to ensure a higher retention rate. By employing our own sales personnel, we will be able to penetrate additional markets at a minimal cost since sales associates receive compensation in the form of commissions based on the client's contracting our programs. Management is currently unable to forecast the acceptance of our lease finance programs or the expenses of doing business in this manner; however, we intend to market our programs competitively in our identified target markets.

     o    Strategic Alliances

          We intend to form strategic alliances with automobile and limousine sales companies, to provide us with an easy, cost-effective, "in-house" alternative to seeking buyers directly. In this system of marketing, we would make our programs available to selected automobile and limousine dealerships. The dealership then behaves much like a franchise in that, for little cost, the dealer's agents sell our programs for us in order to provide financing for their sub-prime credit automobile purchasers.

     o    Franchising

          If sufficient capital is acquired, we intend to begin seeking acquisitions of independently owned and operated automobile lease finance businesses within two years. These franchises will decrease our day-to-day operating costs by assuming the responsibility for their own operations while paying us royalties. In addition, the more franchises offices we acquire, the more readily recognizable the our brand-name becomes in the marketplace by consumers.

            Assuming the availability of adequate funding, we intend to stay abreast of changes in the marketplace by ensuring that we remain in the field where clients and competitors can be observed firsthand. We believe that the loyalty of these clients can be maintained through a continuous presence, relationship building and professional service.

            We will attempt to maintain diversity within our client base in order to decrease our exposure to downturns or volatility in any particular industry. As part of this client selection strategy, we will offer services to clients which have a reputation for reputable dealings and a reliable and broad inventory base. We will eliminate clients that we believe present a higher risk of product mechanical failure and very poor sub-prime and "impaired credit" purchaser profiles. Where feasible, we will evaluate each client's portfolio of automobile lease finance receivables for creditworthiness, product grade and loan failure history.

Debt Financing

            We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have completed at least two years of profitable operations. Once we have met this criteria, we intend to seek out funds from licensed venture capital firms. Since we will not seek financing until we have several locations operating successfully, we believe we will be in a better position to negotiate appropriate placement and repayment terms for these loans. However, in the event we do receive financing but default in payments, the financing would result in foreclosure upon our assets to the detriment of the shareholders.

Reporting

            As a reporting company, we are required to file quarterly unaudited financial reports on Form 10-QSB and annual audited financial reports on Form 10-KSB. In addition, we would be required to file on Form 8-K under certain specified conditions.

Industry Regulation

            As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

Current and Proposed Staffing

o Charles Adams. Because of his expertise, we have retained the services of Mr. Charles Adams to act as a key consultant. At present, we believe Mr.
     Adams' expertise is sufficient to meet our needs. It is anticipated, however that we will need to employ a manager, additional clerical support and an accountant. Mr. Adams will begin by finding clients and advising Mr. Mintmire in the operation of the lease financing. Mr. Adams will visit clients and prospective clients on a regular schedule to foster strong business relationships.

          Through his company, Adams, Inc., Mr. Adams is currently providing us with consulting services and commercial equipment leasing. From October 1997 until the present he has been employed by Carcorp., Inc. Carcorp is a lender who provides commercial paper for operating leases for Lear Jets and other major aviation equipment as well as high line automobiles Mr. Adams also arranges the operating lease for rolling stock, large commercial marine end users. He has independently engaged in commercial leasing of limousines and limousine fleets.

o Mark A. Mintmire. Mr. Mintmire also will become familiar with the our automobile lease finance clients by teaming up with Mr. Adams on client visits to establish a sound business relationship.

     o    Minimal Employees; No Monetary Compensation

          As of April 30, 2000, Mr. Mintmire was our only part-time employee. We have had no other employees since our organization. In addition, Mr. Mintmire (sole executive officer and director) and Mr. Charles Adams ( key consultant) have served in those positions without compensation from inception to the present. If we sell the maximum shares offered, it is anticipated that these individuals will receive reasonable salaries for services as executive officers. Mr. Adams was compensated, in the form of company common stock, for specialized services, including the preparation of a business plan and the performance of consulting services. Mr. Mintmire was compensated, in the form of restricted common stock, for management services relating to the formation of the company and for financial consulting services.

     o    Additional Personnel

          It is expected that additional personnel will be employed to assist in operations and financial management. We have also identified several people that are candidates for key positions within the organization. We have discussed opportunities with some of these individuals and intend to actively recruit them upon funding. Management recognizes that their expertise and experience is essential to the success of the business. In addition, we intend to also continue to expand our business and finance advisors.

            It is generally anticipated that any future employees will devote full time to the company. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation these employees for their services.

Management

            The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information which follows:


Name                  Address                          Position
--------------        -----------------                ------------
Mark A. Mintmire (1)  2958 Braithwood Court,           President, Secretary,
                      Atlanta, Georgia, 30345          Chief Executive Officer
                                                       and Director

Charles Adams (2)     219 Almeria Road,                Consultant(1) (2)
                      West Palm Beach, Florida, 33405
--------------------
(1) Mr. Mintmire may be deemed to be our sole "promoter" and "parent" of as those terms are defined by the Securities Act.
(2) Mr. Adams acts as our key consultant but should not be deemed a "promoter" or "parent" of the company.


        All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Aside from employing Mr. Mintmire as officer/director and Mr. Adams as key consultant, there are no other individuals whose activities will be material to our operations at this time.

Officer

     Mark A. Mintmire has served as the sole executive President, Treasurer and Director of the company since its inception(October 20, 1997). As such, he acts as the CEO, CFO and principal accounting officer. Mr. Mintmire was a full time Masters of Business Administration student at Georgia State University, Atlanta, Georgia, until graduating in August 1998, concentrating in Finance. Mr. Mintmire is an active consultant to a number of companies including: Global Equity Funds, Ltd., a small private investment banking group located in Calgary, Canada; Paradigm Sales and Marketing Corporation, located in Hattiesburg, Mississippi; and Bio-Solutions International, Inc., located in Denver, Colorado. From 1993 through September 1997, Mr. Mintmire formed, financed and operated a bar and restaurant in Atlanta, Georgia, with an investor and operational group. Mr. Mintmire sold his interest in the bar and restaurant in September 1997 to attend graduate school. Mr. Mintmire has extensive experience in computer based capital budgeting and financial forecasting.

Key Consultant

     Mr. Charles Adams has served as the company's key consultant since its inception and since October 1997 he has engaged in private business ventures, mostly in the area of finance. Through his company, Adams Inc., which was formed in October 1997, he is currently providing consulting services and commercial equipment leasing. Mr. Adams specializes in financing equipment which is placed with end users. From October 1997 until the present, Mr. Adams has been employed by Carcorp, Inc. which is one of only two lenders who provide commercial paper for Bombardier, Inc., under operating leases for Lear jets and other major aviation equipment. Mr. Adams is the Director of Finance of Carcorp, Inc. and supervises a staff of eight (8). In this capacity, Mr. Adams arranges the operating leases for rolling stock, large commercial equipment, aviation and commercial marine end users. From 1995 through October 1997, Mr. Adams was independently engaged in commercial leasing of limousines and limousine fleets. From 1996 through October 1997, he also was employed by Ed Morse Cadillac as the Fleet Manager for its Jeep operations. From 1993 through 1995, Mr. Adams was employed by Palm Beach Lincoln Mercury in sales. Prior to relocating to Florida, from 1991 through 1993 Mr. Adams was employed by Alpha Zeta Trust in California, where he was responsible for the acquisition of commercial real estate, including negotiations of sale and arrangement of bridge financing. During Mr. Adams' employment, Alpha Zeta Trust acquired two large loan pools from Resolution Trust Corporation. The profitable part of these pools were sold at a substantial profit, while the non-performing loans were foreclosed. From 1988 through 1991, Mr. Adams independently engaged in the acquisition of real estate. During the same period, he was employed by Ogner Motors, a Porsche, Audi and Ferrari authorized dealer in Woodland Hills, California as a salesman. In this capacity, Mr. Adams was responsible for all aspects of automobile acquisition, including arranging the purchase financing. Mr. Adams attended Los Angeles Valley College for two (2) years and took marketing and sales extension courses at the University of California at Los Angeles.

Director

        (See "Officer" above.)

Remuneration and Employment Contracts

        2,000,000 and 100,000 shares of common stock were issued to both Mr. Mark Mintmire and Mr. Charles Adams.

        Except for this described compensation, it is not anticipated that any executive officer will receive any cash or non-cash compensation for his or her services. When we begin operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of our officers for their services.

        Although there are no employment agreements in place, Mark A. Mintmire will be paid compensation at the annual rate of $50,000 in 2000. If only the minimum amount of shares is sold and no other funds are available, both Mr. Mintmire's salary and Mr. Adams' consulting services compensation will be $30,000. The balance will be deferred for each individual until cash flow is available to adequately pay the larger amount.

Compensation of Directors

        Until we have $1,000,000 in lease receivables, no members of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents.

Employee Benefits

        We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

        We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors may grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 Shares will be reserved.

        We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan such as a 401(k) retirement plan and that we will implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying Shares on the date of their grant.

Litigation

        There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against us.

Securities Ownership of Certain Owners and the Principal Shareholder

        The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of March 31, 2000, regarding the ownership of common stock by each shareholder known to be the owner of more than 10% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                                               After the Offering
                                                                               -------------------
                                    Prior to Offering (1)               Minimum(2)            Maximum(3)
                                    -----------------                   -------               -------
Name of Beneficial Owner:          Number          %              Number        %         Number         %
-------------------------         --------        ---            --------      ---       --------       --
Mark A. Mintmire (4)              2,000,000     71.42%          2,000,000    68.96%      2,000,000    52.63%
                                                                ---------                ---------
All Directors, Officers and 10%
Shareholders as a Group           2,000,000     71.42%          2,000,000    68.96%      2,000,000    52.63%
                                  ---------     ------          ---------    ------      ---------    ------
All Beneficial Owners as a Group  2,800,000     100.0%          2,900,000    100.0%      3,800,000    100.0%
                                  =========     ======          =========    ======      =========    ======

--------------------

(1)  Reflects total outstanding Shares of 2,800,000 as of March 31, 2000.
(2) Assumes issuance and sale of 100,000 Shares of the Company during this Offering Period (the "minimum" offering) in addition to the 2,800,000 Shares outstanding as of March 31, 2000, an aggregate 2,900,000 Shares.
(3) Assumes issuance and sale of 1,000,000 Shares of the Company's during this Offering Period (the "maximum" offering) in addition to the 2,800,000 Shares outstanding as of March 31, 2000, an aggregate 3,800,000 Shares.
(4)  Sole executive and director of the Company.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

            Since inception, we have conducted minimal business operations except for organizational and capital raising activities. We have only negligible revenues due to the fact that our key executive, Mr. Mintmire, had been enrolled as a full-time college student until his graduation in August 1998. As a result, we had only interest income of $832, all of which came from a loan to a related party. Total company operations and operating expenses as of March 31, 2000 were $16,219.

            If we are unable to generate sufficient revenue from operations to implement our expansion plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings. Depending upon the amount of any revenue generated by, we believe we will be able to satisfy our cash requirements for the next 6-9 months without raising funds via debt or equity financing or from third party funding sources. Accordingly, we expect to need to raise additional funds in the next 6 months, if only a minimal amount of revenue is generated .

            At least initially, we intend to operate out of the home of Mr. Mintmire. It is, therefore, not anticipated that we will lease or purchase office space or computer equipment in the foreseeable future. We may in the future establish its own facilities and acquire computer equipment if the necessary capital becomes available.

Financial Condition, Capital Resources and Liquidity

o    General

     1. At December 31, 2000, we maintained $7,893 of assets with no liabilities.

     2. Since inception, we have received $23,000 in cash as payment for the issuance of shares.

     3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

     4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

o    Issuance of Stock

     1. At inception, we issued 2,000,000 shares of common stock (valued at $200) to Mr. Mark A. Mintmire for services rendered in setting up the company.

     2. At the same time, Mr. Charles Adams 100,000 shares of common stock (valued at $10) for services rendered in setting up the company .

     3. During April 1998, we sold a total of 300,000 shares of common stock to Georgia and Florida residents for cash totaling $3,000. No underwriter was employed in connection with the offering and sale of the shares. We claimed the exemption from registration provided under the Georgia Code.

     4. During June 1998, we sold a total of 400,000 Shares to Florida residents for cash totaling $20,000. No underwriter was employed in connection with the offering and sale of the shares. We claimed the exemption from registration provided under Florida Code.

            Even though we believe we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of any revenues.

            Our ability to continue as a going concern is dependent upon our ability to attract an adequate number of direct clients who will qualify for a lease financing program. We believe that in order to be able to expand our initial operations, we will eventually need to rent offices in Palm Beach County, hire clerical staff and acquire, through purchase or lease, computer and office equipment to maintain accurate financial accounting and client data. We believe there is adequate and affordable rental space, equipment, and trained personnel are available in Palm Beach County.

Net Operating Losses

            We have net operating losses carry-forwards of $15,387 expiring at September 30, 2020. We also carry a $3,000 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our the ability to utilize these carry-forwards is unclear.

Safe Harbor

            Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

            We are aware of all recently issued accounting statements which impact on our financial statements as of March 31, 2000.

                        Absence of Current Public Market

            There is no current public trading market for the shares. While we intend to qualify the shares for quotation on the NASDAQ Bulletin Board under the symbol "SDPR" on the same date we file this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.


                              Description of Stock

            We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. The issued and outstanding shares of common stock being registered are validly issued, fully paid and non-assessable. The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine.

            All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Preferred Stock

            We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

            Interwest Transfer Co., Inc.
            1981 E. Murray Holiday Road --Suite 100
            Salt Lake City, Utah 84117

Certain Provision of Florida Law

            Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

     1.   one-fifth or more, but less than one-third of such voting power
     2.   one-third or more, but less than a majority of such voting power
     3.   more than a majority of such voting power

            Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

            Shareholders are entitled to one vote per share on all matters to be voted upon by shareholders. Once payment- in-full is made for the shares, this right is non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or "sinking fund" provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares.

Subscription Procedure

     In order to purchase shares:

     1. An investor must complete and sign copy of the subscription agreement and power of attorney.

     2. Checks (which should be at least $500) should be made payable as follows: SD Products Corp. -- Attorney Escrow Account

     3. The check and the subscription agreement should be mailed or delivered to the escrow agent:

                   Duncan, Blum & Associates
                   Attn: Carl N. Duncan, Esq.
                   5718 Tanglewood Drive
                   Bethesda, Maryland 20817

      You must indicate in the subscription agreement your classification of net worth as defined in "Prospectus Summary." Under the securities laws of certain states, residents of those states may be subject to higher standards. In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

            To the extent practicable, the funds held in the escrow account during the initial offering period will be invested at the direction of management in short-term U.S. Treasury securities and other high quality interest-earning obligations. Unless the minimum is not achieved, all interest earned during the Initial Offering Period on the proceeds of the subscriptions held in the account will be retained. All interest from funds held in escrow during the continuous offering period will be retained by the company.


                              ERISA Considerations

            Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  Legal Matters

            The validity of Shares being offered by this prospectus will be passed upon for the Company by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C.


                                     Experts

            The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business.


                              Available Information

            We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:


Main Office:               Regional Offices:

450 Fifth Street, N.W.,    Seven World Trade Center, 13th Floor,
Washington, D.C.  20549    New York, New York  10048

                           500 West Madison, Suite 1400,
                           Chicago, Illinois  60601

Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made in this prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

            For further  information  about us and the shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's web site that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

                                                                      APPENDIX I

















INDEX TO FINANCIAL STATEMENTS



Description                                                              Page

Independent Auditors' Report..............................................F-1

Balance Sheets............................................................F-2

Statements of Operations..................................................F-3

Statements of Changes in Stockholders' Equity.............................F-4

Statements of Cash Flows..................................................F-5

Notes to Financial Statements.............................................F-6

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
SD Products Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of S D Products Corporation, a development stage enterprise, as of September 30,1999 and the related statements of operations, changes in stockholders' equity and cash flows for the two years ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. D. Products Corp. as of September 30,1999 and results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note five to the financial statements, the company has experienced a loss since inception. The company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                           /s/ Durland & Company
                                                   Durland & Company, CPAs, P.A.
Palm Beach, Florida
December 13, 1999

                             SD Products Corporation
                        (A Development Stage Enterprise)
                                 Balance Sheets




                                                                              September 30,               March 31,
                                                                                   1999                     2000
                                                                        -------------------------- -----------------------
                                                                                                         (unaudited)
                                            ASSETS
CURRENT ASSETS
   Cash                                                                 $                   13,200 $                 1,688
   Loan and accrued interest  receivable - related party                                         0                   6,205
                                                                        -------------------------- -----------------------

     Total current assets                                                                   13,200                   7,893
                                                                        -------------------------- -----------------------

Total Assets                                                            $                   13,200 $                 7,893
                                                                        ========================== =======================

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accrued expenses                                                     $                      452 $                     0
   Accrued expenses - related party                                                            500                       0
                                                                        -------------------------- -----------------------

     Total current liabilities                                                                 952                       0
                                                                        -------------------------- -----------------------

Total Liabilities                                                                              952                       0
                                                                        -------------------------- -----------------------

STOCKHOLDERS' EQUITY
   Preferred stock, $0.0001 par value, authorized 10,000,000
     shares: none issued                                                                         0                       0
   Common stock, $0.0001 par value, authorized 50,000,000
     shares: 2,800,000  issued and outstanding                                                 280                     280
   Additional paid-in capital                                                               22,930                  22,930
   Deficit accumulated during the development stage                                        (10,962)                (15,317)
                                                                        -------------------------- -----------------------

     Total Stockholders' Equity                                                             12,248                   7,893
                                                                        -------------------------- -----------------------

Total Liabilities and Stockholders' Equity                              $                   13,200 $                 7,893
                                                                        ========================== =======================











                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                            Statements of Operations


                                                                                                                      Period from
                                                                                                                    October 20, 1997
                                               Year Ended September 30,         Six Months Ended March 31,           (Inception)
                                          --------------------------------  -------------------------------------     through
                                              1999               1998               2000              1999          March 31, 2000
                                          ---------------   --------------  ------------------  -----------------   ------------
                                                                                 (unaudited)        (unaudited)      (unaudited)
Revenues                                  $            0   $            0   $                0  $               0   $         0

Expenses
    General and administrative expenses            1,466            6,426                  210                690         8,102
    Legal fees - related party                       500               10                    0                  0           510
    Professional fees                              3,057              200                4,350              2,375         7,607
                                          --------------   --------------   ------------------  -----------------   -----------

        Total expenses                             5,023            6,636                4,560              3,065        16,219
                                          --------------   --------------   ------------------  -----------------   -----------

Loss from operations                              (5,023)          (6,636)              (4,560)            (3,065)      (16,219)

Other income (expense)
    Interest income - related party                  604               93                  205                503           902
                                          --------------   --------------   ------------------  -----------------   -----------

Net loss                                  $       (4,419)  $       (6,543)              (4,355)            (2,562)      (15,317)
                                          ==============   ==============   ==================  =================   ===========
Basic net loss per weighted average share $     (.00)      $         (.00)  $         (.00)     $        (.00)      $   (.01)
                                          ==============   ==============   ==================  =================   ===========
Weighted average number of shares              2,800,000        2,424,986            2,800,000          2,800,000     2,800,000
                                          ==============   ==============   ==================  =================   ===========











                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                       Statements of Stockholders' Equity
         Period From October 20, 1997 (Inception) through March 31, 2000



                                                                                                       Deficit
                                                                                                       Accumulated
                                                                                           Additional  During the       Total
                                                   Number of         Preferred   Common    Paid-in     Development   Stockholders'
                                                     Shares            Stock      Stock    Capital      Stage         Equity
                                                  --------------  ------------  --------- ----------- ------------- --------------
BEGINNING BALANCE,
October 20, 1997 (Inception)                                   0  $          0  $       0 $         0 $           0 $            0

Year ended September 30, 1998:
   October 20, 1997 - services ($0.0001/sh)            2,100,000             0        210           0             0            210
   April 7, 1998 - cash ($0.01/sh)                        20,000             0          2         198             0            200
   April 8, 1998 - cash ($0.01/sh)                       100,000             0         10         990             0          1,000
   April 11, 1998 - cash ($0.01/sh)                       40,000             0          4         396             0            400
   April 12, 1998 - cash ($0.01/sh)                       40,000             0          4         396             0            400
   April 13, 1998 - cash ($0.01/sh)                       20,000             0          2         198             0            200
   April 14, 1998 - cash ($0.01/sh)                       40,000             0          4         396             0            400
   April 15, 1998 - cash ($0.01/sh)                       20,000             0          2         198             0            200
   April 17, 1998 - cash ($0.01/sh)                       20,000             0          2         198             0            200
   June 24, 1998 - cash ($0.05/sh)                       300,000             0         30      14,970             0         15,000
   June 29, 1998 - cash ($0.05/sh)                       100,000             0         10       4,990             0          5,000

Net loss                                                       0             0          0           0        (6,543)        (6,543)
                                                  --------------  ------------  --------- ----------- ------------- --------------

BALANCE, September 30, 1998                            2,800,000             0        280      22,930        (6,543)        (6,543)

Year ended September 30, 1999:
Net loss                                                       0             0          0           0        (4,419)        (4,419)
                                                  --------------  ------------  --------- ----------- ------------- --------------

BALANCE, September 30, 1999                            2,800,000  $          0  $     280 $    22,930 $     (10,962)$       12,248

Six Months ended March 31, 2000: (unaudited)
-------------------------------
Net loss                                                       0  $          0  $       0 $         0 $      (4,355)$       (4,355)
                                                  --------------  ------------  --------- ----------- ------------- --------------

BALANCE, March 31, 2000 (unaudited)                    2,800,000  $          0  $     280 $    22,930 $     (15,317)$        7,893
                                                  ==============  ============  ========= =========== ============= ==============






                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                            Statements of Cash Flows




                                                                                                                  Period from
                                                                                                                  October 20, 1997
                                                         Year Ended September 30,  Six Months Ended March 31,     (Inception)
                                                        ------------------------  -------------------------        through
                                                            1999           1998       2000             1999       March 31, 2000
                                                        -----------  ----------- --------------   --------------  ----------
                                                                                 (unaudited)      (unaudited)    (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                $  (4,419)   $    (6,543)  $     (4,355)  $       (2,562)  $      (15,317)
Adjustments to reconcile net loss to net cash used for
operating activities:
    Stock issued for services                                   0            10              0                0               10
    Stock issued for services - related party                   0           200              0                0              200
Changes in operating assets and liabilities:
    (Increase) decrease accrued interest receivable -
        related party                                          93           (93)          (205)              73             (205)
    Increase (decrease) accrued expenses                   (2,548)        3,000           (952)               0                0
    Increase (decrease) accrued expenses -
        related party                                           0           500              0                0                0
                                                        ---------   -----------   ------------   --------------   --------------

Net cash used by operating activities                      (6,874)       (2,926)        (5,512)          (2,489)         (15,312)
                                                        ---------   -----------   ------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    (Advance to) repayment from related party              18,000       (18,000)        (6,000)           3,000           (6,000)
                                                        ---------   -----------   ------------   --------------   --------------

Net cash (used) provided by investing activities           18,000       (18,000)        (6,000)           3,000           (6,000)
                                                        ---------   -----------   ------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from issuance of common stock                      0        23,000              0                0           23,000
                                                        ---------   -----------   ------------   --------------   --------------

Net cash provided by financing activities                       0        23,000              0                0           23,000
                                                        ---------   -----------   ------------   --------------   --------------

Net increase in cash                                       11,126         2,074        (11,512)             511            1,688

CASH, beginning of period                                   2,074             0         13,200            1,898                0
                                                        ---------   -----------   ------------   --------------   --------------

CASH, end of period                                     $  13,200   $     2,074   $      1,688   $        2,409   $        1,688
                                                        =========   ===========   ============   ==============   ==============











                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                (Information with respect to the six months ended
                     March 31, 2000 and 1999 is unaudited)


(1) Summary of Significant Accounting Principles
      The Company SD Products Corporation is a Florida chartered development stage corporation which conducts business from its headquarters in Atlanta, Georgia. The Company was incorporated on October 20, 1997.

            The Company has not yet engaged in its expected operations. The Company's future operations will be to provide automobile leasing for various consumer groups. Current activities include raising additional equity and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

            The  following   summarize  the  more  significant   accounting  and
            reporting policies and practices of the Company:

            a)  Start-up   costs  Costs  of   start-up   activities,   including
            organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

            b) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

            c) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

            d) Unaudited information The financial statements for the six months ended March 31, 2000 and 1999 and for the period since October 20, 1997, (Inception), through March 31, 2000 include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. Results for interim periods are not necessarily indicative of a full year's operations.

(2) Loan Receivable The Company authorized a loan in the amount of $18,000 to a related party at the rate of 9% per year, payable on demand. Interest of $93 was accrued at September 30, 1998. The loan principal and accrued interest were paid in full in fiscal 1999. The Company authorized a loan in the amount of $6,000 to a related party at the rate of 9% per year, payable on demand. Interest of $205 was accrued at March 31, 2000.

(3) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 2,800,000 shares of common stock and 0 shares of preferred stock issued and outstanding at September 30, 1999. The Company, on October 20, 1997, issued 2,000,000 shares to its sole Officer and Director for the value of services rendered in connection with the organization of the Company. On the same date, the Company issued 100,000 shares for the value of consulting services rendered in connection with the organization of the Company. In April 1998, the Company issued 300,000 shares of common stock at $0.01 per share for $3,000 in cash. In June 1998, the Company issued 400,000 shares of common stock at $0.05 per share for $20,000 in cash.

(4) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has net operating loss carry- forwards for income tax purposes of approximately $6,500, $4,400 and $4,400 expiring at September 30, 2018, 2019 and 2020, respectively.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(4) Income Taxes (Continued) The amount recorded as deferred tax assets is approximately $1,300 and $1,800 as of September 30, 1999 and March 31, 2000, respectively, which represents the amount of tax benefit of the loss carryforward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(5) Going Concern As shown in the accompanying financial statements, the Company incurred a net loss of $11,000 for the period from October 20, 1997 (Inception) through September 30, 1999, and has continued to incur net losses subsequent thereto. The ability of the Company to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.

(6) Related parties Counsel to the Company directly owns 100,000 shares of the Company, and indirectly owns 100,000 shares in the Company through the 100% sole ownership of the common stock of another company that has invested in the Company. Also, counsel's adult son, sole Officer and Director of the Company, directly owns 2,020,000 shares in the Company.

            As discussed in Note 2, the Company extended a loan to a company under common control.

            Related party balances and amounts for the period since inception, (October 20, 1997), ended September 30, 1999 are as follows:


Professional fees payable - related party    $      510
                                             ==========
Organizational costs - related party         $      245
                                             ==========
Accrued expenses - related party             $      500
                                             ==========
Interest earned - related party              $      604
                                             ==========

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                             $1,000,000 of shares of
                                  common stock


                                SD PRODUCTS CORP.



                   ------------------------------------------
                                   PROSPECTUS
                   ------------------------------------------



                                 July____, 2000

                                TABLE OF CONTENTS

Descriptive Title                                                    Page
-----------------                                                    ----
INVESTMENT REQUIREMENTS..................................................4
PROSPECTUS SUMMARY.......................................................6
SUMMARY FINANCIAL DATA...................................................7
RISK FACTORS.............................................................7
RELATED PARTY TRANSACTIONS...............................................10
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT.....................11
SELLING SHAREHOLDERS.....................................................11
APPLICATION OF PROCEEDS..................................................13
CAPITALIZATION...........................................................14
DILUTION.................................................................15
THE COMPANY..............................................................16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS....................................22
ABSENCE OF CURRENT PUBLIC MARKET AND DIVIDEND POLICY.....................24
DESCRIPTION OF CAPITAL STOCK.............................................24
ERISA CONSIDERATIONS.....................................................25
LEGAL MATTERS............................................................26
EXPERTS..................................................................26
AVAILABLE INFORMATION....................................................26
APPENDIX I (FINANCIAL STATEMENTS)........................................I-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.       Indemnification of Directors and Officers

              Reference is made to  "Fiduciary  Responsibility  of  Registrant's
Management" and "Description of Capital Stock" contained in the Prospectus relating to the indemnification of Registrant's officers, directors, stockholders, employees and affiliates. The Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approves such indemnification after being appraised of relevant regulatory positions on indemnification.

Item 2.       Other Expenses of Issuance and Distribution.

              Set forth below is an estimate of the approximate amount of the fees and expenses paid by the Registrant and affiliates as described in the Prospectus.

                                                             Approximate Amount*
                                                          Minimum        Maximum
                                                          -----------    ----------
Securities and Exchange Commission registration fee          $ 475.00      $ 475.00
Printing expenses                                            5,000.00      5,000.00
Accounting fees and expense                                  2,000.00      2,000.00
Blue Sky filing fees                                         1,250.00      1,250.00
Legal (including Blue Sky) fees                             25,000.00     25,000.00
Escrow expenses                                                500.00        500.00
Miscellaneous expenses                                       1,000.00      1,000.00
                                                             --------      --------
TOTAL                                                      $35,221.00    $35,221.00
                                                           ==========    ==========

* The offering expenses are expected to be the same irrespective of whether the $100,000 minimum or $1,000,000 maximum is raised.

Item 3.    Undertakings

A.   Certificates: Inapplicable

B.   Rule 415 Offering

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.





                                     SB-1-30

     (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.   Request for Acceleration of Effective Date

     The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.   Indemnification

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E.   Rule 430A

     The undersigned Registrant will:

     (1) For determining any liability under the Act, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

     (2) For any liability under the 1933 Act, treat each post-effective amendment that contains a form of Prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Item 4. Recent Sales of Unregistered Securities

     There has been no established public trading market for the Registrant's common stock since its inception on October 20,1997. As of March 31, 2000, Registrant had 20 shareholders of record owning its 2,800,000 outstanding shares of common stock.

     On October 20, 1997, Registrant issued 2,000,000 shares of restricted common stock to Mr. Mark A. Mintmire, the President and Treasurer of Registrant and record and beneficial owner of approximately 72.14% of Registrant's outstanding Shares, in consideration and exchange for his services in connection with the organization of Registrant.

     On October 20, 1997, Registrant issued 100,000 shares of unrestricted common stock to Mr. Charles Adams, Registrant's key consultant and record and beneficial owner of approximately 3.57% of Registrant's outstanding common stock, in consideration of services valued at $10 in connection with the organization of Registrant.





                                     SB-1-31

     During April 1998, Registrant issued and sold (at $.01 per share) an aggregate of 300,000 shares of common stock to fifteen(15) Georgia residents for cash consideration totaling $3,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder as well as
Section 10-5-9(13) of the Georgia Code.

     During June 1998, Registrant issued and sold an aggregate of 400,000 shares of common stock to Florida residents for cash consideration totaling $20,000 (200,000 shares to two (2) Florida residents at $.05 per share and 200,000 shares to two (2) Florida corporations, all at $.05 per share). No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder as well as Section 517.061(11) of the Florida Code.

     The facts relied upon the by Registrant to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on an exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by Registrant in connection with the offering of any of the shares; (iii) the Registrant has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

     The facts relied upon to make the Georgia exemption available include the following: (i) the aggregate number of persons purchasing Registrant's stock during the 12 month period ending on the date of issuance did not exceed fifteen
(15) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) each certificate contains a legend stating "These securities have been issued or sold in reliance of paragraph (13) of Code Section 10-5-9 of the Georgia Securities Act of 1973 and may not be sold or transferred except in a transaction which is exempt under such act or pursuant to an effective registration under such act"; and (iv) each purchaser executed a statement to the effect that the securities purchased have been purchased for investment purposes. Offerings made pursuant to this section of the Georgia Securities Act have no requirement for an offering memorandum or disclosure document. An issuer is deemed to have satisfied such requirement if such purchaser or his representative has been given access to all material books and records of the issuer; all material contacts and documents relating to the proposed transaction and an opportunity to question the appropriate executive officer. In this regard, the Company supplied such information and Mr. Adams was made available for such questioning.

     The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of common stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Registrant or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of Registrant, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of Registrant. Pursuant to Florida Statutes Rule 3E-500.005, in offerings made under Section 517.061(11), an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to have satisfied such requirement if such purchaser or his representative has been given access to all material books and records of the issuer; all material contacts and documents relating to the proposed transaction and an opportunity to question the appropriate executive officer. In this regard, the Company supplied such information and Mr. Adams was made available for such questioning.






                                     SB-1-32

Item 5.                 Index to Exhibits

(a)(1)    Financial Statements -- Included in Prospectus:

          Independent Certified Public Accountants' Report.

          Balance Sheet as of March 31, 2000

          Statement of Changes in Shareholder's Equity for the Period October 20, 1997 (Date of Formation) through March 31, 2000.

          Notes to Financial Statements.

(a)(2)    Included Separately from Prospectus:
               Consent of Independent Public Accountants.

          Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b)  Exhibits:

*3.1.1      Certificate of Incorporation of Registrant.

*3.1.2      Certificate of Amendment to the Certificate of Incorporation.

*3.2        Bylaws of Registrant

*3.3        Form of Stock Certificate

*3.4        Subscription Agreement and Power of Attorney
               (attached to the Prospectus as Exhibit A).

*5.1        Opinion of Counsel as to the legality of the Shares.

*24.1      Consent of Counsel (Duncan, Blum & Associates).

 24.2      Consent of Auditors (Durland & Company, CPAs, P.A.).

     *These exhiubits filled in the May 12, 2000 Registration Statement. Since any changes are not material, they are not filed in this Amendment.







                                     SB-1-33

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 19th day of July 2000.

                               SD Products Corp.

                               By: /s/ Mark A. Mintmire
                               -----------------------------------------
                                 Mark A. Mintmire, President

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures                    Title                         Date

 /s/Mark A. Mintmire                                        July 19, 2000
--------------------------    President, CEO
Mark A. Mintmire              and Director


/s/ Mark A. Mintmire
---------------------------
Mark A. Mintmire              Treasurer, Chief Financial    July 19, 2000
                              Officer and Secretary





                                     SB-1-34